# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: iTeos Therapeutics, Inc., CIK 0001808865
CUSIP: 46565G104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 321 Arsenal Street, BLDG 312, Floor 3, Suite 301, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 05/15/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001587114
Persons authorized to receive notices and communications: Anthony J. Caldwell, Esq., Shartsis Friese LLP, 425 Market Street, 11th Floor, San Francisco, California (CA), 94105, (415) 421-6500

## Reporting persons
- EcoR1 Capital, LLC (CIK 0001587114): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,688,978; sole dispositive power 0; shared dispositive power 10,688,978; aggregate amount beneficially owned 10,688,978 (27.9% of the class)
  Comment: Percentage calculated based on 38,273,795 shares of Common Stock outstanding on April 22, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- Oleg Nodelman (CIK 0001454385): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,688,978; sole dispositive power 0; shared dispositive power 10,688,978; aggregate amount beneficially owned 10,688,978 (27.9% of the class)
  Comment: Percentage calculated based on 38,273,795 shares of Common Stock outstanding on April 22, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- EcoR1 Capital Fund Qualified, L.P. (CIK 0001598292): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,020,210; sole dispositive power 0; shared dispositive power 10,020,210; aggregate amount beneficially owned 10,020,210 (26.2% of the class)
  Comment: Percentage calculated based on 38,273,795 shares of Common Stock outstanding on April 22, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: iTeos Therapeutics, Inc.
Address of issuer's principal executive offices: 321 Arsenal Street, BLDG 312, Floor 3, Suite 301, Watertown, Massachusetts (MA), 02472

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

EcoR1 Capital, LLC, a Delaware limited liability company ("EcoR1")

EcoR1 Capital Fund Qualified, L.P., a Delaware limited partnership ("Qualified Fund")

Oleg Nodelman

Qualified Fund is filing this statement jointly with the other reporting persons, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Qualified Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13D. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Residence or business address: 357 Tehama Street #3, San Francisco, CA 94103
Present principal occupation or employment: EcoR1 is an investment adviser to investment funds, including Qualified Fund (collectively, the "Funds"). EcoR1 is the general partner of the Funds. Mr. Nodelman is the manager and control person of EcoR1.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the reporting persons, see Item 6 of each reporting person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Funds used their working capital to purchase the Issuer's Common Stock. The amount of funds used in purchasing the Issuer's Common Stock was as follows:

EcoR1 Capital Fund Qualified, L.P.: $76,292,761.21
EcoR1 Capital Fund, L.P.: $5,092,225.41

## Item 4. Purpose of Transaction
Purpose of transaction: All of the Common Stock of the Issuer reported on this Schedule 13D was acquired in the ordinary course of business by the reporting persons for investment purposes. The reporting persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The reporting persons may evaluate on a continuing basis the investment in the Issuer and may, from time to time, acquire or dispose of Common Stock of the Issuer. Any such acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) investment policies of the reporting persons; (iv) other investment opportunities available to the reporting persons; (v) general market and economic conditions; (vi) tax considerations; and (viii) such other factors as the reporting persons may deem relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate number of shares beneficially owned by the reporting persons:

EcoR1: 10,688,978

Oleg Nodelman: 10,688,978

Qualified Fund: 10,020,210

Aggregate percentage of the class of Common Stock beneficially owned by the reporting persons:

EcoR1: 27.9%

Oleg Nodelman: 27.9%

Qualified Fund: 26.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the each reporting person has:

(i) Sole power to vote or to direct the vote:

EcoR1: 0
Oleg Nodelman: 0
Qualified Fund: 0

(ii) Shared power to vote or to direct the vote:

EcoR1: 10,688,978
Oleg Nodelman: 10,688,978
Qualified Fund: 10,020,210

(iii) Sole power to dispose or to direct the disposition of:

EcoR1: 0
Oleg Nodelman: 0
Qualified Fund: 0

(iv) Shared power to dispose or to direct the disposition of:

EcoR1: 10,688,978
Oleg Nodelman: 10,688,978
Qualified Fund: 10,020,210
Transactions in the class effected during the past sixty days:
The reporting persons engaged in the following transactions in the Issuer's Common Stock in the 60 days preceding the date of this Schedule 13D:

On 4/15/2025, the Funds purchased 14,594 shares of the Issuer's Common Stock for the price of $6.0727 per share. Qualified Fund purchased 13,683 of these shares.

On 4/16/2025, the Funds purchased 313,159 shares of the Issuer's Common Stock for a dollar-weighted average price of $6.1032 per share. Qualified Fund purchased 293,618 of these shares.

On 4/17/2025, the Funds purchased 359,017 shares of the Issuer's Common Stock for a dollar-weighted average price of $6.4137 per share. Qualified Fund purchased 336,613 of these shares.

On 4/21/2025, the Funds purchased 198,538 shares of the Issuer's Common Stock for a dollar-weighted average price of $6.5915 per share. Qualified Fund purchased 186,147 of these shares.

On 4/22/2025, the Funds purchased 315,097 shares of the Issuer's Common Stock for a dollar-weighted average price of $7.3271 per share. Qualified Fund purchased 295,435 of these shares.

On 4/23/2025, the Funds purchased 50,864 shares of the Issuer's Common Stock for a dollar-weighted average price of $7.1130 per share. Qualified Fund purchased 47,691 of these shares.

On 4/24/2025, the Funds purchased 24,361 shares of the Issuer's Common Stock for the price of $7.4221 per share. Qualified Fund purchased 22,845 of these shares.

On 4/25/2025, the Funds purchased 91,595 shares of the Issuer's Common Stock for a dollar-weighted average price of $7.3569 per share. Qualified Fund purchased 85,879 of these shares.

On 4/28/2025, the Funds purchased 106,223 shares of the Issuer's Common Stock for a dollar-weighted average price of $7.2038 per share. Qualified Fund purchased 99,594 of these shares.

On 4/29/2025, the Funds purchased 42,498 shares of the Issuer's Common Stock for a dollar-weighted average price of $6.7550 per share. Qualified Fund purchased 39,842 of these shares.

On 4/30/2025, the Funds purchased 305,326 shares of the Issuer's Common Stock for a dollar-weighted average price of $7.2285 per share. Qualified Fund purchased 286,274 of these shares.

On 5/1/2025, the Funds purchased 455,139 shares of the Issuer's Common Stock for a dollar-weighted average price of $7.4706 per share. Qualified Fund purchased 426,645 of these shares.

On 5/2/2025, the Funds purchased 38,012 shares of the Issuer's Common Stock for the price of $7.7499 per share. Qualified Fund purchased 35,633 of these shares.

On 5/5/2025, the Funds purchased 12,612 shares of the Issuer's Common Stock for the price of $7.1534 per share. Qualified Fund purchased 11,823 of these shares.

On 5/6/2025, the Funds purchased 86,183 shares of the Issuer's Common Stock for a dollar-weighted average price of $6.6519 per share. Qualified Fund purchased 80,788 of these shares.

On 5/7/2025, the Funds purchased 127,548 shares of the Issuer's Common Stock for a dollar-weighted average price of $6.3213 per share. Qualified Fund purchased 119,563 of these shares.

On 5/8/2025, the Funds purchased 115,874 shares of the Issuer's Common Stock for a dollar-weighted average price of $6.64 per share. Qualified Fund purchased 108,621 of these shares.

On 5/9/2025, the Funds purchased 12,652 shares of the Issuer's Common Stock for the price of $6.6601 per share. Qualified Fund purchased 11,859 of these shares.

On 5/12/2025, the Funds purchased 630,708 shares of the Issuer's Common Stock for the price of $6.8018 per share. Qualified Fund purchased 591,226 of these shares.

On 5/13/2025, the Funds purchased 1,930,000 shares of the Issuer's Common Stock for the price of $8.10 per share. Qualified Fund purchased 1,809,182 of these shares.

On 5/14/2025, the Funds purchased 1,658,978 shares of the Issuer's Common Stock for a dollar-weighted average price of $7.4055 per share. Qualified Fund purchased 1,555,127 of these shares.

On 5/15/2025, the Funds purchased 3,300,000 shares of the Issuer's Common Stock for the price of $8.00 per share. Qualified Fund purchased 3,093,422 of these shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: EcoR1 is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to EcoR1 the authority, among other things, to invest the funds of such clients in stock, to vote and dispose of stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, EcoR1 is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, EcoR1 is entitled to fees based on assets under management and realized and unrealized gains.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

## Signatures
- EcoR1 Capital, LLC: 0/s/ Oleg Nodelman, Title/Manager (05/16/2025)
- Oleg Nodelman: /s/ Oleg Nodelman, Reporting Person (05/16/2025)
- EcoR1 Capital Fund Qualified, L.P.: /s/ Oleg Nodelman, Manager of the General Partner, EcoR1 Capital, LLC (05/16/2025)